

July 3, 2014

Via E-Mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 25, 2014**
> **Quarterly Report on Form 10-Q for the quarter ended March 31, 2014**
> **Filed May 6, 2014**
> **File No. 001-11758**

Dear Mr. Gorman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

1. In the questions and answers discussion for the announcement of 2013 earnings on January 17, 2014, your CEO discussed Morgan Stanley's goal to 10% return on equity by the end of 2014. Similarly, in the strategic update included in the 8-K filed January 17, 2014, Mr. Gorman discussed the goal of increasing ROE for your Fixed Income & Commodities group above 10%. However, the Management's Discussion and Analysis discussion does not discuss the actions you are taking to improve your ROE. For instance, in earnings calls your executives described your efforts to reduce expenses with

the goal of attaining a 10% ROE   In future filings, please revise this discussion to identify the goal and the actions taken and expend to take to further the goal.

2. Compensation and benefits expense is your largest single component of non-interest expense. We note you attribute the increase in compensation expense to "higher net revenues."   Please tell us, with a view towards future disclosure, the extent to which your compensation expense is a factor of set incentive or other contractual compensation formulae dependent on performance, including pre-determined percentages of group or company wide net revenues.

Income Rate Risk Sensitivity on Income from Continuing Operations, page 121

3. We note that you present your interest rate sensitivity assuming a 100bp and 200bp parallel increase in the yield curve. We note that in Q1 and Q2, rates have declined in the United States. Please tell us whether the company has evaluated the impact of a short term fall in interest rates and provide us with any downside calculations of your downside interest rate risk exposure.

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

4. In your market risk factors beginning on page 23 of the 10-K for the year ended December 31, 2013, you indicate that your business would be impacted by a decline in market rates. It appears that your operating results have increased as the overall market has increased, with higher revenue in your brokerage departments, and other activities and assets that have increased along with the equity markets resulting in earnings growth for the first quarter. We note that you provide a sensitivity analysis of the impact of a change in market rates on the value of some of your investments. Please tell us, with a view towards future disclosure, if you have evaluated the impact of a decline in the equity markets. For instance, if the markets declined 10% or 20% over a quarter, how would your revenues be impacted, particularly your brokerage revenues and investment holdings?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Christian Windsor,
Special Counsel
For
Suzanne Hayes
Assistant Director

CC: Via E-Mail
Paul C. Wirth
Deputy CFO